UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: December 22, 2016

 (Date of earliest event reported)

GK Investment Holdings, LLC
(Exact name of issuer as specified in its charter)

Delaware	47-5223490
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

257 East Main Street, Suite 200

Barrington, Illinois 60010

(Full mailing address of principal executive offices)

(847) 277-9930

(Issuer’s telephone number, including area code)

ITEM 1. FUNDAMENTAL CHANGES

The disclosure below describes our anticipated investment in 2700 Ygnacio

On December 22, 2016, GK Investment Holdings, LLC, or the Company, through 2700 Ygnacio Partners, LLC, a subsidiary of the Company, or Ygnacio Partners, entered into an Assignment of Purchase and Sale Agreement, or the Assignment, with GK Development, Inc., or GK Development, the Company’s sponsor, pursuant to which GK Development assigned to Ygnacio Partners that certain Purchase and Sale Agreement, as amended, or the PSA, to acquire an office building located at the corner of North Via Monte and Ygnacio Road in Walnut Creek, California, or 2700 Ygnacio, from Pacific 2700 Ygnacio Corporation, or the Seller. The purchase price for 2700 Ygnacio will be $15,000,000, subject to customary adjustments and prorations, of which we anticipate approximately $11,325,000 will be funded by a first mortgage loan secured by 2700 Ygnacio. The Company expects to invest approximately $4,675,000 of equity in 2700 Ygnacio, including acquisition fees, financing fees and other closing costs aggregating approximately $1,000,000, all of which will be funded out of the proceeds of the Company’s bond offering, pursuant to Regulation A, or the Bond Offering.

The PSA provides for two options to extend the closing date as follows:

I.	until December 30, 2016, with GK Development releasing $500,000 of the $855,000 escrow deposit, or the Escrow, with Chicago Title Insurance Company, or the Escrow Holder, to the Seller on or before December 9, 2016, which extension was exercised by GK Development;

II.	until January 31, 2017, based on Ygnacio Partners delivering the following: (a) a written notice, on or before December 29, 2016, to the Seller and Escrow Holder, of its election to extend the closing date until January 31, 2017; (b) a payment to the Escrow Holder on or before December 29, 2016 an amount of $150,000, or the Second Extension Deposit; and (c) a written notice to the Escrow Holder to release all remaining funds, totaling $505,000, in the Escrow and the Second Extension Deposit to the Seller, which extension we anticipate causing Ygnacio Partners to exercise.

All amounts released to the Seller from Escrow will be applied at closing to the purchase price of 2700 Ygnacio.

Concurrently with the entry into the Assignment, Ygnacio Partners entered into that certain Promissory Note with GK Development, dated as of December 22, 2016, for an amount of $855,000, or the Note; with such funds being used to fund the Escrow. The Note carries an interest rate of seven percent (7%) and will mature at such time as GK Development determines, or the Maturity Date. After the Maturity Date, the Note will carry an interest rate of eight percent (8%). Interest is payable on the 15th of each month, beginning January 15, 2017. Concurrently with the closing of 2700 Ygnacio, the Company anticipates causing Ygnacio Partners to repay the Note, assuming there are sufficient proceeds from the Bond Offering to do so.

2700 Ygnacio is a three-story, Class A office building with 107,970 rentable square feet. It is 90% leased with a weighted average lease term remaining of 3.0 years. Corrollo Engineers is the anchor tenant on the property, occupying 37,156 rentable square feet, or 34.41% of the property.

The foregoing descriptions of the PSA, Assignment and Notes are a summary and are qualified in their entirety by the terms of the PSA, Assignment and Note, copies of which are filed as Exhibit Nos. 6.1, 6.2, 6.3, 6.4, 6.5 and 6.6 to this Current Report on Form 1-U and incorporated by reference into this Item 1.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GK Investment Holdings, LLC, a Delaware limited liability company

By:	GK Development, Inc.,
an Illinois corporation, Manager

	By:	/s/ Garo Kholamian
	Name:	Garo Kholamian
	Its:	Sole Director
	Date:	December 28, 2016

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Exhibit Index

Exhibit No.	Description of Exhibit

6.1	Purchase and Sale Agreement by and between Pacific 2700 Ygnacio Corporation and GK Development, Inc., dated as of October 4, 2016;

6.2	Reinstatement and First Amendment to Purchase and Sale Agreement by and between Pacific 2700 Ygnacio Corporation and GK Development, Inc., dated as of November 4, 2016;

6.3	Second Amendment to Purchase and Sale Agreement by and between Pacific 2700 Ygnacio Corporation and GK Development, Inc., dated as of November 14, 2016;

6.4	Third Amendment to Purchase and Sale Agreement by and between Pacific 2700 Ygnacio Corporation and GK Development, Inc., dated as of December 09, 2016;

6.5	Assignment of Purchase and Sale Agreement by and between GK Development, Inc. and 2700 Ygnacio Partners, LLC, dated as of December 22, 2016;

6.6	Promissory Note by 2700 Ygnacio Partners, LLC for the benefit of GK Development, Inc., dated as of December 22, 2016.

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